Exhibit 99.1

Silicon Motion announces the Retirement of Mr. Yung-Chien Wang, the Appointment of Mr. Cain Lin and the Re-Election of Mr. Steve Chen to its Board of Directors

TAIPEI, Taiwan and MILPITAS, Calif., Dec. 18, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”), a global leader in designing and marketing NAND flash controllers for solid-state storage devices, today, announced the election of Mr. Cain Lin to its board of directors (the “Board”) following the retirement of Mr. Yung-Chien Wang as well as the re-election of Mr. Steve Chen to its board of directors following the annual shareholders meeting on December 14, 2023.

“Yung-Chien Wang has been an invaluable member of our Board for the past 18 years. We thank him for his tireless service to the Company and we extend our best wishes to his future endeavors,” said Wallace Kou, President and CEO of Silicon Motion. “Separately, we are proud to welcome Cain Lin to our Board. His strong background in technology as an engineer and venture capitalist will undoubtedly add value and help guide the Company’s next phase of growth.”

Mr. Cain Lin is the Managing Director of Cedar Capital Inc., and he formerly served on the board of directors of Auras Technology Co., Ltd. Mr. Lin has over 35 years of experience in the semiconductors and venture capital industries in executive-level roles and holds a BA in Electronic Engineering from National Chen Kung University in Taiwan, an MBA from Santa Clara University, and an MS in Electronic Engineering from the University of Florida.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid-state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai	Selina Hsieh

Vice President of IR & Finance	Investor Relations

jtsai@siliconmotion.com	ir@siliconmotion.com